Exhibit 99.1

February 17, 2021

GOLD STANDARD VENTURES ANNOUNCES FULL EXERCISE OF OVER-ALLOTMENT OPTION AND CLOSING OF C$34.5 MILLION BOUGHT DEAL FINANCING

VANCOUVER, B.C. – Gold Standard Ventures Corp. (NYSE AMERICAN: GSV) (TSX: GSV) (“Gold Standard” or the “Company”) is pleased to announce that it has closed its previously announced bought deal financing with a syndicate of underwriters led by BMO Capital Markets and including Canaccord Genuity Corp., National Bank Financial Inc., PI Financial Corp., Haywood Securities Inc., Paradigm Capital Inc., Stifel Nicolaus Canada Inc., and TD Securities Inc. (collectively the “Underwriters”). A total of 39,215,000 common shares of the Company (“Shares”), which includes the full exercise of the over-allotment option by the Underwriters, were sold at a price of C$0.88 per Share for aggregate gross proceeds to the Company of C$34,509,200 (the “Offering”).

The net proceeds from the Offering will be used for development, permitting, and exploration activities at South Railroad Project and for general corporate purposes.

“We wish to thank our existing shareholders for their continued support in our financing, as well as welcome our new shareholders to Gold Standard,” said Jason Attew, President and CEO. “With the net proceeds from the Offering, we expect to be financed through the completion of our Feasibility Study and be able to continue enhancing the South Railroad Project.”

The Offering was made pursuant to a prospectus supplement dated February 11, 2021 (the “Prospectus Supplement”) to the Company’s short form base shelf prospectus dated September 28, 2020 (the “Base Shelf Prospectus”) filed in all the provinces and territories of Canada, and with the U.S. Securities and Exchange Commission (the “SEC”) as part of the Company’s registration statement on Form F-10 (the “Registration Statement”) under the U.S./Canada Multijurisdictional Disclosure System. Copies of the Prospectus Supplement and the Base Shelf Prospectus are available on SEDAR at www.sedar.com, and copies of the Prospectus Supplement and the Registration Statement will be available on EDGAR at www.sec.gov.

About Gold Standard

Gold Standard is developing the South Railroad Project, an open pit, heap leach gold project located in Elko County, Nevada. The project is part of a +21,000 hectare land package on the Carlin Trend, and is 100% owned or controlled by Gold Standard. The goal of the Company is to become the low-cost junior producer of choice in Nevada, one of the premier mining jurisdictions in the world.

Cautionary Note Regarding Forward-Looking Statements

This news release contains forward-looking statements, which relate to future events or future performance. All statements, other than statements of historical fact, included herein including, without limitation, statements about the expected use of proceeds from the Offering. Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company, including that the Company will use the proceeds from the Offering as currently anticipated. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or

Gold Standard Ventures Corp.	PHONE +1 604.687.2766	Suite 610 - 815 West Hastings Street
www.goldstandardv.com		Vancouver, BC, Canada V6C 1B4

achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These risks uncertainties and other factors include, among others: that the Company may not use the proceeds from the Offering as currently expected; that the Company may not be successful in developing and/or operating the South Railroad Project; that the South Railroad Project may never be placed into production; that the Company may not successfully commence or complete the EIS process on the timelines expected, or at all; the results from our exploration programs, global financial conditions and volatility of capital markets, uncertainty regarding the availability of additional capital, fluctuations in commodity prices; title matters; and the additional risks identified in our filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.

For further information contact:
Michael McDonald
Vice President, Corporate Development & Investor Relations
Phone: 1-604-687-2766
E-Mail: info@goldstandardv.com

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